Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

NATIONAL MERCANTILE BANCORP

The undersigned certify that:

1.               They are the President and the Assistant Secretary, respectively, of National Mercantile Bancorp, a California corporation.

2.               Article XI, Section C of the Amended and Restated Articles of Incorporation of this corporation is amended to add a new paragraph (4) to the section that reads as follows:

“(4) Automatic Conversion.

(a) Each share of Series A Preferred Stock shall automatically be converted into shares (calculated as to each conversion to the nearest 1/100th of a shares) of Common Stock (as used in Section C(3)(h)), based on the then-effective conversion price (as provided in Section C(3)), upon the approval (at a meeting or by written consent) of the holders of a majority of the outstanding shares of the Series A Preferred Stock (the “Automatic Conversion”).

(b) The effective date of the Automatic Conversion shall be: (i) if the approval shall be given at a meeting, the close of business on the date of the meeting; or (ii) if the approval shall be given by written consent, the close of business on the date the Corporation shall have first received sufficient written consents to cause the Automatic Conversion.  The record date for determining holders of the Series A Preferred Stock entitled to give consents shall be the date the Corporation receives the first written consent with such approval.  If the conversion is not approved within 60 days of receipt by the Corporation of the first written consent, all written consents received prior thereto shall be invalid and of no force or effect.

(c) Upon the effective date of the Automatic Conversion, the outstanding shares of Series A Preferred Stock shall be converted automatically into Common Stock whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent.(d) Following the effective date of the Automatic Conversion, the Corporation shall notify the holders of the Series A Preferred Stock of the Automatic Conversion.  The holders of the Series A Preferred Stock shall surrender the certificates representing such Series A Preferred Stock at the office of the Corporation or the transfer agent for the Corporation.  Thereupon, there shall be issued and delivered to each such holder promptly at such office and in such holder’s name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series A Preferred Stock surrendered were convertible on the effective date of the Automatic Conversion.  No fractional shares of Common Stock shall be issued upon Automatic Conversion, but, instead of any fraction of a share which would otherwise be issuable, the Corporation shall pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the market price per share of Common Stock as of the close of business on the day of the automatic conversion.  “Market price” has the meaning ascribed to it in Section C(3)(i).”

3.               The foregoing amendment of the Amended and Restated Articles of Incorporation has been duly approved by the board of directors.

4.               The foregoing amendment of the Amended and Restated Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 and 903 of the California Corporations Code. The total number of outstanding voting shares of the corporation on April 1, 2005, the record date, was 3,656,399 of which 3,006,774 are shares of Common Stock and 649,625 are shares of Series A Preferred Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50% of the number of outstanding shares of Common Stock and more than 50% of the number of outstanding shares of Series A Preferred Stock.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE:	May 20, 2005

/s/ Scott A. Montgomery
Scott A. Montgomery, President and CEO

/s/ Giovanna Soprano
Giovanna Soprano, Assistant Secretary